Exhibit 99.1

On February 10, 2010, Irvine O. Hockaday, Jr. sold
28,000 shares of Class A Common Stock at an average sale price of $55.9992. The information regarding the shares sold that day at each price per share appears in the two columns below:


9,000	$55.88
2,600	$55.98
  300	$56.00
  400	$56.01
2,600	$56.02
  600	$56.03
1,500	$56.04
2,200	$56.05
  900	$56.06
2,300	$56.07
  500	$56.08
  800	$56.09
2,100	$56.10
  200	$56.11
  200	$56.12
  500	$56.14
  200	$56.15
  500	$56.16
  600	$56.17